CERTIFICATE OF OFFICER

RE:

Annual General and Special Meeting of Shareholders of Canadian Zinc Corporation (the “Company”) scheduled to be held on June 14, 2006 (the “Meeting”)

The undersigned, acting in his capacity as the Chairman of the Company and not in his personal capacity, hereby confirms that the Company has made the arrangements described in paragraphs (a) and (b) of Section 2.20 of National Instrument 54-101 in connection with the Meeting and relies on Section 2.20 of National Instrument 54-101.

DATED at Toronto, Ontario this 17th day of May, 2006.

CANADIAN ZINC CORPORATION

Per:

"John F. Kearney"
John F. Kearney, Chairman